SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __ )
ANGELES PARTNERS XI

(Name of Subject Company)
ANGELES PARTNERS XI

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
          This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 7, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Acquisition Co., LLC, MPF DeWaay Fund 5, LLC, SCM Special Fund, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 7,925 units of limited partnership interest (“Units”) of Angeles Partners XI, LP, at a price of $521.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 6, 2007 and May 4, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 6, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2007.

ITEM 1.	SUBJECT COMPANY INFORMATION.
          The name of the subject company is Angeles Partners XI, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
          The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of April 9, 2007, 39,627 Units were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
          This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is Angeles Realty Corporation II (the “Managing General Partner”), a California corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
          This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $521.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 6, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
          The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
          Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services. The Partnership paid to such affiliates approximately $473,000 and $439,000 for the years ended December 31, 2006 and 2005, respectively.
          Affiliates of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $331,000 and $431,000 for the years ended December 31, 2006 and 2005, respectively. The portions of these reimbursements included in investment property for the years ended December 31, 2006 and 2005 are for construction management services provided by an affiliate of the Managing General Partner of approximately $193,000 and $292,000, respectively. At December 31, 2006, approximately $61,000 of accountable administrative expenses were unpaid.
          The Partnership Agreement provides for a fee equal to 7.5% of “net cash flow from operations”, as defined in the Partnership Agreement, to be paid to the Managing General Partner for executive and administrative management services. One half of this fee is to be accrued and not paid unless the limited partners have received distributions equal to a 5% cumulative annual return on their adjusted capital investment as defined in the Partnership Agreement. This return criteria has not been met. During the years ended December 31, 2006 and 2005, no fees were earned or paid. At December 31, 2006, the Partnership has accrued approximately $21,000 of Partnership management fees, representing one half of the fees earned in 2000, 2001 and 2002. This amount will remain accrued until criteria for payment has been met.
          During the year ended December 31, 2005, an affiliate of the Managing General Partner advanced to the Partnership approximately $1,288,000 to cover capital improvements and operations at Fox Run Apartments, an apartment complex located in Plainsboro, New Jersey. There were no advances from the Managing General Partner during the year ended December 31, 2006. Approximately $388,000 of outstanding advances and accrued interest were repaid during the year ended December 31, 2006 from amounts released from a restricted escrow. There were no such repayments during the year ended December 31, 2005. Interest is charged at prime plus 2% (10.25% at December 31, 2006) and was approximately $114,000 and $51,000 for the years ended December 31, 2006 and 2005, respectively. Total advances and accrued interest of approximately $1,065,000 remain unpaid at December 31, 2006. Subsequent to December 31, 2006, the Partnership repaid advances and accrued interest of approximately $305,000.
          The Partnership insures its property up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”) which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the years ended December 31, 2006 and 2005, the Partnership was charged by AIMCO and its affiliates approximately $179,000 and $104,000, respectively, for insurance coverage and fees associated with policy claims administration.
          In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 28,386 Units in the Partnership representing 71.63% of the outstanding Units at December 31, 2006. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P, the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 71.63% of the outstanding Units, AIMCO and its affiliates are in a position to control all voting decisions with respect to the Partnership. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
          Neither of the Managing General Partner’s directors is independent under the independence standards established for New York Stock Exchange listed companies as both directors are employed by the parent of the Managing General Partner.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
          The information set forth in the Letter to the Unit holders, dated as of April 19, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY. On March 26, 2007, the Partnership directly purchased 50 Units at a price of $521.19 per Unit.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS. Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.

          The information set forth in the Letter to the Unit holders, dated as of April 19, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated April 19, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 19, 2007

ANGELES PARTNERS XI
By:	Angeles Realty Corporation II
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President